January 19, 2005

Mail Stop 04-09

Steven B. Olgin
Vice President, Chief Operating Officer and Manager
ML Winton FuturesAccess LLC
c/o Merrill Lynch Alternative Investments LLC
Princeton Corporate Campus
Section 2G
800 Scudders Mill Road
Plainsboro, New Jersey 08536

Re:	ML Winton FuturesAccess LLC
	Registration Statement on Form 10
      Filed December 20, 2004
	File No. 0-51084

Dear Mr. Olgin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At such time, you will be subject to the reporting requirements under Section 13(a) of the Securities
Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Supplementally, please tell us whether this is a mandatory registration of the outstanding class of securities under Section
12(g) of the Securities Exchange Act or whether this is a voluntary filing. If this is voluntary, please tell us the purpose of the registration of this class of securities.

3. We note that you are registering "units" of limited partnership interest, and that the units themselves are divided into four separate classes, each of which pays different amounts of sales commissions and management fees. It appears that you are, in fact, selling four separate classes of securities. Please revise to register separately each class of securities or tell us why you believe it is appropriate to only register units of limited partnership interest.

Item 1: Business
ML Winton FuturesAccess LLC
Organization Chart, page 1

4. In this organization chart, and elsewhere as appropriate, please revise to clarify Merrill Lynch Alternative Investments LLC`s relationship with other commodity pools. Such disclosure may be made by way of a footnote to the chart.

5. Please revise to include how ML & Co. indirectly owns MLAI through
MLIM.

(a) General Development of business
Plan of Operation, page 2

6. Revise this section to disclose ML Winton`s website address.
If
you do not have a website, provide your manager`s website describing it as such. Further, where appropriate, revise your disclosure to include contact information, including the address and telephone number for the SEC`s Public Reference Room. Refer to Items
101(e)(2)
and (e)(3) of Regulation S-K.

7. In the second paragraph, you state that Merrill Lynch
Alternative
Investments LLC, your manager, is registered with the CFTC as a commodity pool operator and commodity trading advisor and is a member
of the National Futures Association.   We further note your
statement
that the CFTC rules apply to this document and the National
Futures
Association reviewed your offering materials. Supplementally, please inform us of the status of the NFA`s review of ML Winton FuturesAccess LLC`s offering materials.

8. Supplementally, please provide the staff with a copy of all ML
Winton private placement offering materials.

9. On a supplemental basis, please provide a detailed analysis regarding the timing of the sales of units in ML Winton after filing this Form 10, the applicability of the Rule 506 exemption claimed for these sales and the facts underlying your claim to this exemption for prior and ongoing sales.

10. We note your use of the term "fund" throughout this Form 10 and that the manager is registered as an Investment Adviser under the Investment Advisers Act of 1940. Please include disclosure addressing the fact that the pool is not a registered investment company and that unitholders in the pool do not have the protections afforded by the Investment Company Act of 1940.

(a) Plan of Business

11. Please clarify whether the fund is obligated to initially transfer investor funds to the Winton Diversified Program. In this regard, we note that the Manager has the discretion to replace Winton at some unspecified point of time in the future. In addition, please clarify whether Winton may, absent any breaches of the advisory agreement, be terminated prior to the termination date of the agreement, or December 31, 2014.

(c) Narrative Description of Business
General, page 3

12. Please revise to clarify your statement that one of your aims is provide diversification into an investment field with a "low degree" of performance correlation. Please revise to clarify in what ways an investment in ML Winton provides a low degree of correlation and specify the asset classes to which it has a low degree of correlation.

13. Please include disclosure regarding the recommended time horizon for investors in the fund.

The Trading Advisor, pages 3-5

14. Since Winton Capital Management has been registered since 1998 and ML Winton is newly formed with no prior history, please revise to provide a substantial narrative discussion regarding Winton Capital
Management`s prior performance utilizing the Diversified Program trading model. In addition, please provide historical performance information for the Diversified Program that Winton will trade on behalf of ML Winton.

15. Please revise your discussion to explain what portion of your discussion related specifically to the Diversified Program versus other trading techniques or methods. For example, it is not clear whether your disclosure regarding the profitability of trend-following systems specifically refers to the Diversified Program or whether it is meant broadly. Further, describe whether this program is Winton Capital Management`s only trading program.

16. We refer to your statement that Winton`s system provides for smaller losses during whipsaw periods of market behavior. Please provide support for this statement or better explain what mechanisms the system utilizes in order to ensure smaller losses. Finally, please clarify whether these characteristics which are designed to limit losses may also have the effect of limiting gains that may have otherwise been achieved.

Diversification of Markets, page 5

17. Please provide a break-down of the portion of assets committed to various market sectors by the Diversified Program. In addition, please disclose the portion of trades made on exchanges and the portion made off-exchange, with corresponding disclosure indicating the additional risks involved with off-exchange trades.

18. Please revise to quantify the form and timing for the due notice and opportunity to cure clauses as disclosed on page 6. For example, may either party notify the other orally with no definitive time deadline? Similarly, are there any deadlines on time period allowed to cure such breach?

19. On page 6 you refer to the International Value Program, yet throughout your disclosure you state that Winton Capital
Management
will utilize the Diversified Program. Please revise to fully explain the International Value Program or reconcile this apparent inconsistency.

Custody of Assets, pages 6-7

20. We note MLPF&S may invest a portion of ML Winton`s cash assets in
CFTC-eligible investments. Please revise to disclose what portion of the ML Winton`s U.S. dollar cash assets may be invested in this way.
Further, revise to clarify what constitutes "prime foreign government securities."

Description of Current Charges, page 8

21. Please revise to provide a break-even analysis substantially similar to that which is required to be included in a commodity pool disclosure document pursuant to CFTC rules.

MLPF&S - Sales Commission, page 8

22. We note how you determine the amount of sales commissions paid by
Class A unit holders; however, it is not clear why the amount of sales commissions for Classes C, I and D differ. Please revise to explain why these holders bear little or no sales commissions and explain the substantive differences between the three classes of unit holders. For example purposes only, please discuss how you will allocate the management fees, performance fees, brokerage commissions, currency dealer spreads, organizational and offering costs to each class of units. Finally, please explain what you mean by "up to 0.50 %" with respect to the Class I and D holders.
The Trading Advisor - Management Fees (asset-based), page 9
The Trading Advisor - Performance Fees, page 10

23. We note the Manager will receive a portion of these fees payable to your trading advisor, Winton Capital Management. Revise to disclose the "portion" the manager will receive. If this portion is not fixed, revise to describe how the portion will be calculated or the basis for this portion of the Trading Advisor`s fees.

24. In your footnote on page 10 regarding "New Trading Profit" you make reference to the High Water Mark. Please revise to clarify the timeframe for selecting any preceding Performance Fee Calculation Date. Will the High Water Mark be attributable to the highest NAV reached during a 12, 36, or 60-month rolling period or for the entire life of ML Winton?

Various Banks and Dealers including Merrill Lynch International
Bank
- Currency (F/X) Dealer Spreads, page 11

25. We note your disclosure on page 15 regarding substantial brokerage commissions and bid-ask spreads on forward currency trades you will pay to Merrill Lynch. Please describe the amount of the bid-ask spread that will increase the price paid by ML Winton on
forward contracts that you will pay Merrill Lynch.   If you are
unable to determine the spread you will be charged, in greater detail describe how you will determine the pricing spread in favor of MLIB.

26. Please provide estimates for the operating costs and organizational and offering costs as disclosed on page 12.

Conflict of Interest, page 12

27. Revise your disclosure to discuss the potential conflicts for time and competition for assets with ML Winton FuturesAccess Ltd., a
Cayman Islands company, which you refer to in Exhibit 10.02 as the "Offshore fund."

Merrill Lynch-Affiliated Entities, page 12

28. We note your statement that you believe it is unlikely investors will have recourse personally against Merrill Lynch entities not party to a specific agreement with ML Winton. Please revise to name these affiliated entities. For example, are you referring to Merrill
Lynch & Co., Inc. and Merrill Lynch International & Co. or additional entities?





MLPF&S and MLIB, page 13

29. Please expand your disclosure to provide more guidance as to why other clients of MLPF&S would be likely to receive "better prices" on the same trades that the Fund would make. While it is clear that the existence of other clients trading in the same markets at the same time requires that MLPF&S would have to, in some cases, trade other contracts before the fund`s contracts are traded, it is not clear why the existence of other clients leads to better prices for the other clients.

30. We note your statement that many clients of MLPF&S pay lower brokerage commissions than you pay. It is not clear how you have determined this since the amount of brokerage commissions does not appear to be fixed. Your disclosure only indicates that they will not exceed $15 per round-turn. Please revise to indicate how you have determined that the brokerage commissions paid by ML Winton will be higher than most other clients of MLPF&S.

31. Please discuss the nature of the "financial incentives" MLPF&S and MLIB have to favor other clients over the fund. In addition, please discuss in what ways these clients will be favored over the fund and the effects of these actions on the fund.

The Manager, page 13

32. Revise your disclosure to provide greater detail regarding conflicts between Merrill Lynch Alternative Investments LLC, ML Winton and other related pools. For example, we note Merrill Lynch
Alternative Investments LLC, acts as manager to several commodity pools, including other ML FuturesAccess LLCs and as a trading advisor to numerous accounts, all of which compete for Merrill Lynch Alternative Investments LLC`s services.

Other Clients and Business Activities of the Trading Advisor, page
14

33. Please clarify whether any other pools run by the Trading
Advisor
currently directly compete with ML Winton for positions in the market.

Brokers and Dealers Selected by Trading Advisor, page 14

34. Revise to disclose whether Winton Capital Management will trade only through non-Merrill Lynch brokers or will trade exclusively through Merrill Lynch brokers or may use any broker.

Item 2: Financial Information, page 18

35. Revise your discussion here or where you deem appropriate to discuss your intended cash flow procedures and whether you commenced
trading on January 1, 2005.   For liquidity purposes, please
describe
how the ML Winton`s assets are deposited with and held by commodity brokers. Also, please describe how the ML Winton`s assets may be used as margin and whether ML Winton currently has a source for short-term borrowings available, and if so, the dollar amounts available.

36. While we note you did not conduct any trades in 2004, if trading has commenced subsequent to January 1, 2005, please revise your disclosure to include for this interim period your current credit exposure. For exchange-traded contracts, if, during the interim period you have credit exposure to a counterparty which is a foreign exchange, which is material: a) state the amount of the exposure and identify the exchange; b) disclose the actual counterparty and the entity holding your funds; and c) describe the settlement procedures.
Although it is your responsibility to determine and disclose all material credit risk exposure, any exposure exceeding 10% of your total assets must be disclosed.

Item 3. Properties, page 18

37. We note your disclosure states that ML Winton does not own or use any physical properties in the conduct of its business. Supplementally, please clarify the nature of your interest in the Manager`s office space located at 800 Scudders Mill Road, Plainsboro,
New Jersey and whether you pay rent to the Manager to utilize this space or reimburse the Manager`s expenses for the use of this office space.

Item 5.  Directors and Executive Officers, Promoters, and Control
Persons, page 19

38. We note your disclosure that that the Winton Capital Management holds sole authority for directing ML Winton`s trading, but that the
Operating Agreement effectively gives full control over the management of ML Winton to the Manager. Please revise your director and executive officer disclosure to discuss the fiduciary duty relationship between the Manager`s board of directors and the ML Winton unitholders. Moreover, revise to disclose who will hold the obligation to serve as the principal executive officer and principal financial officer for ML Winton.

39. Please revise to disclose whether any of your directors of the Manager are independent, and if so, how you determined they were independent.

40. Please revise your director and executive officer disclosure to reflect the term of office for each officer and director of the Manager. Refer to Item 401(a) of Regulation S-K.

41. We refer to your statement on page 20 that the Manager acts as a
General Partner to three public commodity pools. Please confirm that this is the complete list of public commodity pools managed by MLAI.
We note, for example, that you have not listed ML Select Futures I, of which MLAI serves as the General Partner. Please revise or advise.

42. Please revise to disclose the employment including beginning and end dates for the past five years for Mr. Murgian. It is not clear whether he is currently employed by Winton Capital beyond serving as a director.


Item 7. Certain Relationships and Related Transactions, page 22

43. We note your disclosure that none of the fees you pay to any Merrill Lynch party were negotiated and that the fees you will pay Merrill Lynch are higher than would have been obtained through arm`s length negotiations. Please revise to describe generally how the amounts of these fees were determined and how much higher these fees are than would have been obtained from an independent third party.

Item 11. Description of Registrant`s Securities to be Registered, page 24
(a)(1)(iv) Redemption Provisions, page 26

44. We note your discussion of redemption procedures and Article
III
of the Operating Agreement.   Please revise to describe both
mandatory and optional redemptions.

45. Please disclose whether a unitholder will have the ability to withdraw his/her redemption request after it is submitted. If so, please discuss the procedures the unitholder will have to follow in order to withdraw the redemption request. If not, please revise to make clear that unitholders are irrevocably bound once they execute a redemption request.

46. We note that Section 3.02(c) of the operating agreement refers to the manager causing the fund to distribute to redeeming investors which appear to imply that all timely redemption requests will be honored. Please revise, with a view toward disclosure, whether any limitation exists on the number of units that may be redeemed over any specific period or whether the fund is required to honor all validly made redemption requests.

47. We note your statement that payment will be distributed approximately ten business days after the effective date of the redemption, but there is no assurance of the timing of such payment.
Please revise, with a view toward disclosure, how long the manager may withhold payment and whether redemption may be granted but payment withheld indefinitely.

48. Please disclose the circumstances, if any, under which a redemption request will be rejected.

49. Please disclose how unitholders will be notified of any amendment to the terms, suspension or termination of the redemption program.



(a)(1)(v), page 26

50. We note your disclosure regarding what members of the ML Winton may vote on and that the Manager may amend the Operating Agreement in any way that is not adverse to the unitholders. Please revise to clarify material matters or rights for which the Manager may modify, but for which unitholders are not entitled to vote.

(a)(1)(vii), page 26

51. We note your discussion of the termination of ML Winton on pages
5-6. Please revise your disclosure here to describe the provisions for liquidation distributions upon termination or dissolution of ML
Winton, as described in the operating agreement. Further, clarify how the distribution will be effected in accordance with the DLLCA.

(a)(1)(ix), page 26

52. Please disclose whether ML Winton will be subject to any liabilities that may arise on behalf of the affiliated ML
FuturesAccess LLCs or other pools managed by your manager, therefore placing your unitholders` capital at risk. We note your manager`s officers and directors serve as officers and directors to multiple managed commodity pools and other potential funds.

Item 15. Financial Statements and Exhibits

General

53. Include financial statements of ML Winton FuturesAccess LLC
(the
"Fund") that conform to the requirements of Article 3 of Regulation
S-X. If omitted, include a statement in the filing that, if true, the
Fund has no, or has nominal, assets or liabilities and describe any contingent liabilities and commitments of the Fund in sufficient detail.

54. The disclosure on page 12 indicates that the Fund will reimburse the Manager for the Fund`s organizational and offering costs from the proceeds of the issuance of the Fund`s units. It also states that these costs must be deducted from net asset value for financial reporting purposes. The financial statements of the Fund should reflect the organizational costs incurred on its behalf as an expense with a corresponding liability. Refer to SOP 98-5 and SAB 1B. Also the financial statements of the Fund should reflect the deferred offering costs and corresponding liability. If the organizational costs are immaterial, include a statement to that effect in the filing.





Merrill Lynch Alternative Investments LLC (the "Manager")

Balance Sheet, page F-1

55. We note that the Manager`s balance sheet is as of the 26th of December. Is this its fiscal year end? If not, revise to include an audited balance sheet of the Manager as of the end of the most recent fiscal year.

56. Please update the financial statements of the Manager in your next amendment to the Registration Statement. It should be no more than six months old.

Note 1 Related Parties, pages F-3 - F-4

57. Refer to page F-4. Reconcile the $120.5 million excess cash you disclosed in Note 1 to the $91.4 million of due from affiliates you presented on the face of the balance sheet and advise us.

58. In light of the significance of the receivable from ML &Co.
and
MLIM and since they are affiliates, provide the audited balance sheet of these affiliates in your next amendment to the Registration Statement. If the affiliated companies are currently reporting companies with the Commission, include a statement to that effect in the filing in lieu of presenting their separate audited balance sheets.

Organization and Significant Accounting Policies

Investments in Affiliated Partnerships, page F-2

59. We note that MLAI is the sole general partner of the affiliated partnerships. Explain to us how MLAI considered the guidance in SOP
78-9 or any other GAAP literature that it applied to these investments, and revise the note as appropriate.

Interim Period

60. Please revise the interim balance sheet to comply with the above comments, as appropriate.

Exhibits

61. In your next amendment, please file your Customer Agreement with
MLPF&S, Inc. listed as Exhibit 10.01. We will need adequate time to review this document.


*  *  *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Andrew Mew at (202) 942-2913 or Jorge
Bonilla,
reviewing staff accountant, at (202) 942-1993 if you have
questions
regarding comments on the financial statements and related
matters.
Please contact Neil Miller at (202) 942-1851 or me at (202) 942-
1960
with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel

cc:	David R. Sawyier, Esq. (via facsimile)
      Sidley Austin Brown & Wood
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ML Winton FuturesAccess LLC
January 19, 2005
Page 1